Exhibit 99.1

Scorpio Tankers Inc. Announces Sale and Leaseback Agreements for Seven Product Tankers

MONACO, July 17, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announced today that it has agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. Upon completion, the Company’s liquidity is expected to increase by $42 million in aggregate after the repayment of outstanding debt.  These lease financing arrangements are part of the Company’s new financing initiatives that were announced on April 25, 2018.

As part of the agreements, the Company will bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning at the end of the third year of each agreement.  There is also a purchase obligation for each vessel upon the expiration of each agreement.

These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.

About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 2.9 years and time or bareboat charters-in 17 product tankers (two LR2 tankers, eight MR tankers and seven Handymax tankers).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
(212) 542-1616